UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   August 6, 2004

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-31403	52-2297449
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

701 Ninth Street, N. W., Washington, D. C	20068
(Address of principal executive offices	(Zip Code)

Registrant's telephone number, including area code   (202) 872-3526

(Former Name or Former Address, if Changed Since Last Report)

Item 7.   Financial Statements, *Pro Forma* Financial Information and Exhibits.

(c) Exhibits

Exhibit No.	Description of Exhibit	Reference
99	News Release of Pepco Holdings, Inc. dated August 6, 2004.	Included herewith.

Item 12.   Results of Operations and Financial Condition -- On August 6, 2004, Pepco Holdings issued a news release announcing its second quarter 2004 operating results. The news release is furnished as Exhibit 99 to this Form 8-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

August 6, 2004   By: /s/   Anthony J. Kamerick
      DATE   Anthony J. Kamerick
                                                   Vice President and Treasurer